EXHIBIT 11

Crane Co.

Exhibit 11 to FORM 10-K

Annual Report for the Year Ended December 31, 2009

Computation of Net Income Per Share

(In Thousands, Except Per Share Data)

Basic	2009	2008	2007	2006	2005
Net income (loss) attributable to common shareholders	$133,856	$135,158	$(62,342)	$165,887	$136,037

Earnings (loss) per share	$2.29	$2.27	$(1.04)	$2.72	$2.27

Weighted average number of basic shares	58,473	59,667	60,037	60,906	59,816
Diluted
Net income (loss) attributable to common shareholders	$133,856	$135,158	$(62,342)	$165,887	$136,037

Earnings (loss) per share	$2.28	$2.24	$(1.04)	$2.67	$2.25

Weighted average number of basic shares	58,473	59,667	60,037	60,906	59,816
Add:
Adjustment to basic for dilutive stock options	339	631	—	1,197	597

Weighted average number of diluted shares	58,812	60,298	60,037	62,103	60,413

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